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                          December 1, 2023

       Harel Gadot
       Chairman, President and Chief Executive Officer
       Microbot Medical Inc.
       288 Grove Street, Suite 388
       Braintree, Massachusetts 02184

                                                        Re: Microbot Medical
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2023
                                                            File No. 333-275634

       Dear Harel Gadot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Stephen E. Fox, Esq.